Exhibit 99.2

Date:	September 14, 2016
To:	All Colleagues
From:	Bill Meury, Chief Commercial Officer and David Nicholson, Chief R&D Officer
RE:	Allergan to Acquire Vitae Pharmaceuticals Adding Innovative R&D Programs for Dermatology

Today, we are announcing plans to acquire Vitae Pharmaceuticals, a biotech company with a strong pipeline of dermatology treatments. This is the latest ‘Stepping Stone’ deal that leverages our Open Science model to further expand our R&D pipeline and enhance our position in medical dermatology globally.

We took the decisive step to acquire Vitae because the strategic fit is compelling, the science is strong behind the two lead programs and we wanted to own the discovery engine for the future.

Vitae Pharmaceuticals is focused on developing novel, drugs for diseases with significant unmet medical needs, including atopic dermatitis, psoriasis and autoimmune diseases. They have several drugs in their pipeline, including:

•	VTP-43742, a Phase 2 first-in-class, orally active RORyt (retinoic acid receptor-related orphan receptor gamma) inhibitor development program for the potential treatment of psoriasis and other autoimmune disorders. VTP-43742 acts through the potent inhibition of IL-17 secretion from Th17 cells and blocking the action of IL-23.

•	VTP-38543 is a topical LXRß (Liver X Receptor beta) selective agonist for the potential treatment of atopic dermatitis. It is believed that VTP-38543 works by decreasing inflammation in damaged skin tissue and repairing the damaged outer layer of skin. VTP-38543 is currently in a Phase 2a proof-of-concept clinical trial.

Both the VTP-43742 and VTP-38543 programs offer the potential for new treatments that work in very novel ways for the treatment of patients with serious dermatologic conditions.

Vitae’s Unique Drug Discovery Platform

In addition to its pipeline programs Vitae has a custom discovery platform called Contour®. This structure-based drug design platform is used to discover product candidates where biopharma R&D has traditionally struggled. This platform has provided Vitae’s R&D team the ability to create first-in-class drugs for challenging therapeutic targets.

Open Science & Our Social Contract

Our acquisition of Vitae Pharmaceuticals is an example of how we apply Open Science to fulfill our Social Contract.

•	We use our Open Science model to access promising inventions that exist outside of Allergan.

•	Our social contract begins where there is a patient with an unmet need. As we identify needs in our areas of expertise, we are committed to investing billions of dollars, at risk, to develop life-enhancing innovations.

As we continue to build and strengthen our therapeutic areas, we will leverage Open Science to enhance our product offerings, identifying and developing game-changing ideas and innovation for better patient care.

The transaction is subject to the satisfaction of customary closing conditions and is expected to be completed by the end of 2016. You can read more about this announcement in our press release on www.Allergan.com.

Notice to Investors

The tender offer for the outstanding common stock of Vitae referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vitae common stock will be made pursuant to an offer to purchase and related materials that Allergan intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Allergan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Vitae will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Vitae and Allergan will file other relevant materials in connection with the proposed acquisition of Vitae by Allergan pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of Vitae when available. In addition, all of these materials (and all other materials filed by Vitae with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Allergan and when available may be obtained by directing a request to Allergan’s Investor Relations Department at (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Vitae by contacting Vitae Investor Relations at (215) 461-2000.

INVESTORS AND SHAREHOLDERS OF VITAE ARE ADVISED TO READ THE SCHEDULE TO AND THE
SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.